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Exhibit 99.2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010(*)

(Thousands of Euro)	Note reference	2011	2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	905,100	679,852
Accounts receivable—net	7	714,033	655,892
Inventories—net	8	649,506	590,036
Other assets	9	230,850	226,759

Total current assets		2,499,489	2,152,539
NON-CURRENT ASSETS:
Property, plant and equipment—net	10	1,169,066	1,096,204
Goodwill	11	3,090,563	2,890,397
Intangible assets—net	11	1,350,921	1,287,933
Investments	12	8,754	54,083
Other assets	13	147,625	148,125
Deferred tax assets	14	377,739	364,299

Total non-current assets		6,144,667	5,841,040

TOTAL ASSETS		8,644,156	7,993,579

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	193,834	158,648
Current portion of long-term debt	16	498,295	197,566
Accounts payable	17	608,327	537,742
Income taxes payable	18	39,859	60,067
Other liabilities	19	632,932	549,280

Total current liabilities		1,973,247	1,503,303
NON-CURRENT LIABILITIES:
Long-term debt	20	2,244,583	2,435,071
Liability for termination indemnities	21	45,286	45,363
Deferred tax liabilities	22	456,375	429,848
Other liabilities	23	299,545	310,590

Total non-current liabilities		3,045,789	3,220,872
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	24	3,612,928	3,256,375
Non-controlling Interests	25	12,192	13,029

Total stockholders' equity		3,625,120	3,269,404

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,644,156	7,993,579

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010(*)

(Thousands of Euro)(1)	Note reference	2011	2010

Net sales	26	6,222,483	5,798,035
Cost of sales		2,168,065	1,990,205

Gross profit		4,054,419	3,807,831

Selling	26	1,994,979	1,896,521
Royalties	26	106,322	99,606
Advertising	26	408,483	371,852
General and administrative	26	737,495	727,693
Total operating expenses		3,247,278	3,095,672

Income from operations		807,140	712,159

Other income/(expense)
Interest income	26	12,472	8,494
Interest expense	26	(121,067)	(106,987)
Other—net	26	(3,273)	(8,130)

Income before provision for income taxes		695,273	605,535

Provision for income taxes	26	(236,972)	(218,219)

Net income from continuing operations		458,300	387,315

Discontinued operations		—	19,944

Net Income		458,300	407,258

Of which attributable to:
—Luxottica Group stockholders		452,343	402,187
—Non-controlling interests		5,957	5,072

NET INCOME		458,300	407,258

Weighted average number of shares outstanding:
Basic		460,437,198	458,711,441
Diluted		463,296,262	460,535,397
EPS:
Basic—from continuing operations		0.98	0.83
Basic—from discontinued operations		0.00	0.04
Basic		0.98	0.88
Diluted—from continuing operations		0.98	0.83
Diluted—from discontinued operations		0.00	0.04
Diluted		0.98	0.87

(1)
Amounts in thousands except per share data

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010(*)

(Thousands of Euro)

Net income	458,300	407,258
Other comprehensive income:
Cash flow hedge—net of tax	21,114	(3,223)
Currency translation differences	72,660	233,518
Actuarial gain/(loss) on defined benefit plans—net of tax	(37,186)	(8,744)
Total other comprehensive income—net of tax	56,588	221,551

Total comprehensive income for the period	514,888	628,810

Attributable to:
—Luxottica Group stockholders' equity	508,722	622,949
—Non-controlling interests	6,166	5,861

Total comprehensive income for the period	514,888	628,810

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity
(Thousands of Euro)

Balance as of January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net Income	—	—	—	—	402,187	—	—	—	402,187	5,072
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	232,729	—	232,729	789
Cash Flow Hedge—net of taxes of Euro 0.3 million	—	—	—	—	(3,223)	—	—	—	(3,223)	—
Actuarial gains/(losses)—net of taxes of Euro 4.6 million	—	—	—	—	(8,744)	—	—	—	(8,744)	—

Total Comprehensive Income as of December 31, 2010	—	—	—	—	390,220	—	232,729	—	622,949	5,861

Exercise of Stock Options	1,690,827	101	—	22,316	—	—	—	—	22,417	—
Non-cash Stock based compensation—net of taxes of Euro 1.7 million	—	—	—	—	—	34,621	—	—	34,621	—
Excess tax benefit on Stock Options	—	—	—	2,084	—	—	—	—	2,084	—
Investments in treasury shares net of taxes of Euro 16.5 million	—	—	—	27,511	—	—	—	(29,816)	(2,305)	—
Dividends (Euro 0.35 per share)	—	—	—	—	(160,630)	—	—	—	(160,630)	(9,208)
Allocation of Legal Reserve	—	—	17	—	(17)	—	—	—	—

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity
(Thousands of Euro)

Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Net Income	—	—	—	—	452,343	—	—	—	452,343	5,957
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	72,451	—	72,451	209
Cash Flow Hedge—net of taxes of Euro 11.4 million	—	—	—	—	21,114	—	—	—	21,114	—
Actuarial gains/(losses)—net of taxes of Euro 22.9 million	—	—	—	—	(37,186)	—	—	—	(37,186)	—

Total Comprehensive Income as of December 31, 2011	—	—	—	—	436,271	—	72,451	—	508,722	6,166

Exercise of Stock Options	1,274,467	77	—	18,132	—	—	—	—	18,209	—
Non-cash Stock based compensation	—	—	—	—	—	44,555	—	—	44,555	—
Excess tax benefit on Stock Options	—	—	—	60	—	—	—	—	60	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Gifting of shares to employees	—	—	—	—	(5,584)	—	—	5,584	—	—
Chage in the consolidation perimeter	—	—	—	—	(1,995)	—	—	—	(1,995)	(2,911)
Dividends (Euro 0.44 per share)	—	—	—	—	(202,525)	—	—	—	(202,525)	(4,092)
Allocation of Legal Reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of December 31, 2011	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

(*)
In accordance with IAS/IFRS

See notes to the consolidated financial statements

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010(*)

Thousands of Euro	2011	2010

Net income	458,300	407,259
Stock-based compensation	44,496	32,940
Depreciation and amortization	323,889	322,062
Net loss on disposals of fixed assets and other	16,570	4,990
Other non-cash items(**)	(4,654)	4,524
Changes in accounts receivable	(36,014)	(1,606)
Changes in inventories	(30,520)	(36,544)
Changes in accounts payable	51,051	86,667
Changes in other assets/liabilities	17,807	(21,114)
Changes in income taxes payable	(20,029)	32,455
Total adjustments	362,596	424,374
Cash provided by operating activities	820,896	831,633
Property, plant and equipment:
—Additions	(228,635)	(230,358)
—Disposals
Purchases of businesses—net of cash acquired(***)	(123,600)	(121,761)
Sales of businesses—net of cash disposed	—	5,520
Investments in equity investees	—	(20,684)
Additions to intangible assets	(107,646)	—

Cash used in investing activities	(459,881)	(367,283)

Long-term debt:
—Proceeds	250,610	881,705
—Repayments	(230,447)	(930,362)
Increase (decrease) in short-term lines of credit	3,699	14,185
Exercise of stock options	18,210	22,416
Sale of treasury shares	(10,473)	14,195
Dividends	(206,617)	(169,839)

Cash used in financing activities	(175,018)	(167,700)

Increase in cash and cash equivalents	185,997	296,650

Cash and cash equivalents, beginning of the period	664,957	346,624

Effect of exchange rate changes on cash and cash equivalents	28,078	21,684

Cash and cash equivalents, end of the period	879,032	664,958

Supplemental disclosure of cash flows information:

Thousands of Euro	2011	2010

Cash paid during the period for interest	132,969	115,010
Cash paid during the period for income taxes	229,326	186,045

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statement of cash flows and the balance of cash and cash equivalents according to the consolidated balance sheets:

Thousands of Euro	2011	2010

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	879,032	664,958
Bank overdrafts	26,068	14,894
Cash and cash equivalents according to the consolidated balance sheets	905,100	679,852

(*)
In accordance with IAS/IFRS

(**)
Other non-cash items include deferred taxes for Euro 15.5 million (Euro 31.5 million in 2010), gain on sale of business for Euro 0.0 million (Euro 8.2 million in 2010), income from acquisition of business for Euro (19.3) million in 2011 (Euro 0 million in 2010), the reversal of certain contingent liabilities recorded upon the sale of the retail business Things Remembered which occurred in 2006 for Euro 0.0 million (Euro19.9 million in 2010), other non-cash items for Euro 0.9 million (Euro 1.1 million in 2010).

(***)
Purchases of businesses—net of cash acquired include the purchase of the remaining 60% of MOI for Euro 89.9 million (Euro 0.0 million in 2010), the purchase of two retail chains in Mexico for Euro 19 million (Euro 0.0 million in 2010), non-controlling interest in the Turkey subsidiary Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi for Euro 0.0 million (Euro 61.8 million in 2010), the purchase of the non-controlling interest in the English subsidiary Sungluss Hut UK for Euro 0.0 (Euro 32.3 million in 2010) the purchase of the OP Pty ltd group in Australia for Euro 0.0 million (Euro 14.6 million in 2010) and other acquisitions for Euro 14.8 million (Euro 13.1 million in 2010).

See notes to the consolidated financial statements

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 28,041,100.62
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2011

GENERAL INFORMATION

        Luxottica Group S.p.A. (henceforth, the "Company") is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2011, the Company owned and operated approximately 6,511 retail locations worldwide and franchised an additional 531 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley Inc. ("Oakley") and Multiopticas.

        The retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of the North America retail division for the 52-week periods for fiscal years 2011 and 2010. The fiscal years for the retail distribution divisions in Asia Pacific and South Africa included a 52-week period for 2011 and 52-week period for 2010.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 28, 2012.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2011 have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union ("IFRS") as issued by the International Accounting Standards Board ("IASB") as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        The presentation of certain prior year information has been reclassified to conform to the current presentation. For further details on the reclassification made to the 2010 information, please refer to note 10 "Property, plant and equipment—net" and note 11 "Goodwill and intangible assets—net" where the Group reclassified Euro 132.9 million of software. Please note that the above mentioned reclassifications had no impact on either net equity or total current and non-current assets and liabilities as presented in the 2010 consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of stockholders' equity and related notes to the consolidated financial statements.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these notes to the consolidated financial statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group's ability to continue as a going concern.

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has the power to govern the financial and operating policies (as defined by IAS 27—Consolidated and Separate Financial Statements), generally with an ownership of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in profit and loss, within the operating income, in consideration of the Group strategy to continue growing through acquisitions.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interests

        Transactions with non–controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20 percent and 50 percent of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20 percent, are originally recorded at cost and subsequently measured at fair value.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The Effect of Changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used in translating foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

CONSOLIDATION AREA

        Please refer to note 4 "Business Combinations," note 11 "Goodwill and Intangible assets—net" and note 12 "Investments" for the main changes in the consolidation area.

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of 15 years and the residual duration of the lease contract

        Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Assets held for sale

        Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Finance and Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

Impairment of assets

        Intangible assets with an indefinite useful life for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        Intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets. In this case, the subsequent fair value changes are recorded based on specific criteria. For further information, refer to the paragraph, "Derivative financial instruments".

        The assets in this category are classified as current assets and recorded at their fair value at the time of their initial recognition. Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

greater than 12 months or which are expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on investment classified as available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other—net.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in equity. The cumulative gain or loss is removed from equity and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other—net. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to Other—net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. In the future, the Group may use other derivative financial instruments should they be considered appropriate for adequately hedging risks. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is recognized on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale Division revenues are recognized from sales of products at the time of shipment, as title and the risks and rewards of ownership of the goods are assumed by the customer at such time. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

        Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. For internet and catalogue sales, advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed-fee-plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

        The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (b)   Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience; and

        (f)    Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are not recorded in the consolidated statement of income.

2. NEW ACCOUNTING PRINCIPLES

        Certain new principles, amendments and interpretations are effective for reporting periods beginning on or after January 1, 2011.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2. NEW ACCOUNTING PRINCIPLES (Continued)

Amendments and interpretations of existing principles which are effective for reporting periods beginning on January 1, 2011.

        IFRS 3—Business Combinations: The amendment, applicable for annual periods beginning on or after July 1, 2010, clarifies that contingent consideration balances arising from business combinations whose acquisition date preceded the date when an entity first applied IFRS 3 as issued in 2008, do not have to be adjusted upon application of this IFRS. The amendment also clarifies that for each business combination, the acquirer shall measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle the holder to a proportionate share of the entity's net assets in the event of liquidation either at fair value or the present ownership instruments' proportionate share in the recognized amounts of the acquiree's identifiable net assets. The amendment also specifies that an acquirer must measure a liability or an equity instrument related to share-based payment transactions of the acquiree or the replacement of an acquiree's share-based payment transactions with share-based payment transactions of the acquirer in accordance with the method set forth in IFRS 2 at the acquisition date. The amendment had no significant effects on the Group's consolidated financial statements as of December 31, 2011.

        IAS 24 (revised)—Related party disclosures, issued in November 2009. It supersedes IAS 24, Related party disclosures, issued in 2003. The revised standard is mandatory for periods beginning on or after January 1, 2011, clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The amendment had no significant effects on the Group's consolidated financial statements as of December 31, 2011.

        IFRIC 14 amendments—Prepayments of a minimum funding requirement, issued in November 2009. The amendments, effective for annual periods beginning January 1, 2011, correct an unintended consequence of IFRIC 14, IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interactions. Without the amendments, entities are not permitted to recognize as an asset certain voluntary prepayments for minimum funding contributions. The amendments had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IFRIC 19—Extinguishing financial liabilities with equity instruments, issued in November 2009. The interpretation is effective for annual periods beginning on or after July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and results in the entity issuing equity instruments to a creditor to extinguish all or part of the financial liability. It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished.

        IAS 32 amendment—Classification of rights issues, issued in October 2009. The amendment, applicable to annual periods beginning on or after February 1, 2010, addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. The amendment applies retrospectively in accordance with IAS 8—Accounting policies, changes in accounting estimates and errors. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 7—Financial Instruments: Disclosures. The amendment, applicable to annual periods beginning on or after July 1, 2010, emphasizes the interaction between qualitative and quantitative disclosures about the nature and extent of risks arising from financial liabilities. The amendment eliminates the requirement to disclose the carrying amount of financial assets that would otherwise be past due or impaired where their terms were renegotiated. The amendment also eliminates the requirement to disclose the fair value of collateral and other credit enhancements, which can be potentially misleading, although an entity is still required to disclose a description of the collateral and its financial effects. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 1—Presentation of Financial Statements. The amendment, applicable to annual periods beginning on or after January 1, 2011, requires, either in the statement of changes in equity or in the notes, an analysis of other comprehensive income by item. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 27—Consolidated and separate financial statements. The amendment clarifies the transition requirements for amendments arising as a result of IAS 27. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

        IAS 34—Interim Financial Reporting. The amendment clarifies that the information included in the interim financial reporting on significant transactions and events should update the relevant information presented in the most recent annual report. The amendment had no significant effect on the Group's consolidated financial statements as of December 31, 2011.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2011 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. This standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The standard is not applicable until January 1, 2015, but is available for early adoption. The Group has not early adopted and is assessing the full impact of adopting IFRS 9.

        IFRS 10—Consolidated Financial Statements, issued in May 2011. The new model replaces the current duality of IAS 27 and SIC12. The standard states that an investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. An investor controls an investee if and only if the investor has (i) the power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee and (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2. NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 10 defines relevant activities as activities of the investee that significantly affect the investee's returns. Based on the new standard (i) power arises from rights (for the purpose of assessing power, only substantive rights are considered), (ii) there are possibilities of having power with less than 50% of voting rights, and (iii) potential voting rights are considered only if they are substantive, differently from IAS 27, under which only potential voting rights that are currently exercisable or convertible were relevant to determining control. The new standard introduces some factors to identifying whether a party is acting as an agent or a principal.

        Concurrently with IFRS 10 the IASB issued in May 2011 IAS 27 "Separate Financial Statements", which prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IFRS 10 and IAS 27 supersede IAS 27 "Consolidated and separate financial statements" (as amended in 2008).

        IFRS 10 and IAS 27 are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 28 (2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting IFRS 10.

        IFRS 12 Disclosure of Interests in Other Entities, issued in May 2011. IFRS 12 provides expanded disclosures about entity's interests in subsidiaries, associates and joint arrangements. IFRS 12 moves away from requiring a 'boiler-plate' list of disclosures to a more principles based approach. IFRS 12 applies only to the consolidated accounts. Disclosures relating to separate accounts are addressed in the revised IAS 27 Separate Financial Statements. IFRS 12 also provides a new set of disclosures related to unconsolidated structured entities. The new disclosures should enable users to understand the nature and extent of the entity's interests in unconsolidated structured entities and to evaluate the nature of risks associated with the structured entity. IFRS 12 provides a definition of a structured entity. IFRS 12 does not require disclosures for the interests in the other unconsolidated entities, which are outside of the definition of a structured entity. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is encouraged. An entity can choose to provide any of the disclosures in IFRS 12 without being forced to adopt IFRS 10, IFRS 11, IFRS 12, IAS 27 (revised) or IAS 28 (revised). The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting IFRS 12.

        IFRS 11 Joint Arrangements, issued in May 2011. IFRS 11 supersedes IAS 31 and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 mainly addresses two aspects of IAS 31: a) the structure of the arrangement was the only determinant of the accounting and b) that an entity had a choice of accounting treatment for interests in jointly controlled entities. Based on the new standard the 'types' of joint arrangements are reduced to two: joint operations and joint ventures. In a joint operation the parties that have joint control have rights to the assets and obligations for the liabilities. In a joint venture the parties that have joint control have rights to the net assets of the arrangements. The policy choice in IAS 31 of proportionate consolidation for jointly controlled entities has been eliminated while equity accounting has been made mandatory for participants in joint ventures. Entities that participate in joint operations are required to recognise their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. The new standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 12, IAS 27 (2011) and IAS 28 (2011) are adopted at the same time. The standard has not been

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

2. NEW ACCOUNTING PRINCIPLES (Continued)

endorsed at the date the present financial statements were authorized for issue. The Group believes that IFRS 11 will not have a material impact on the Group consolidated financial statements.

        IFRS 13—Fair value measurement, issued in May 2011. IFRS 13 sets out a single IFRS framework for measuring fair value and provides comprehensive guidance on how to measure the fair value of both financial and non-financial assets and liabilities. IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosures about fair value measurements, thus it does not set out requirements on "when to" apply fair value measurement. IFRS 13 becomes effective on January 1, 2013. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and has not yet assessed the full impact of adopting IFRS 13.

        Amendments to IAS 1 Presentation of Items of Other Comprehensive Income, issued in June 2011. The Amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The Amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements (i.e., what is recognized in profit or loss and what is recognized in other comprehensive income) or recycling issues (i.e., what can be reclassified (recycled) subsequently to profit or loss and what cannot). The amendments are effective from July 1, 2012. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting the Amendments to IAS 1.

        Amendments to IAS 19 Employee benefits, issued in June 2011. The standards make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. Actuarial gains and losses are renamed 'remeasurements' and will be recognized immediately in 'other comprehensive income' (OCI) and will never be recycled to profit and loss in subsequent periods. Past-service costs will be recognized in the period of a plan amendment; unvested benefits will no longer be spread over a future-service period. A curtailment now occurs only when an entity reduces significantly the number of employees. Curtailment gains/losses are accounted for as past-service costs. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. There will be less flexibility in income statement presentation. Benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments) and (ii) finance expense or income. This analysis can appear in the income statement or in the notes. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group has not early adopted and is assessing the full impact of adopting IFRS 19.

        Amendments to IAS 12 Recovery of underlying assets, issued in December 2010. The amendments provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model in IAS 40 Investment Property. Under IAS 12, the measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover an asset by using it or by selling it. The standard is effective for annual periods beginning on or after January 1, 2012. Earlier application is permitted. The standard has not been endorsed at the date the present financial statements were authorized for issue. The new standard will not have any impact on the Group consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS

        IAS 28 Investments in associates and Joint ventures, issued in May 2011. The standard supersedes IAS 28 Investments in associates as amended in 2003. The standard incorporates the accounting for joint ventures and certain amendments discussed by the standard setting board during its deliberations on the exposure draft ED 9. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted so long as IFRS 10, IFRS 11, IFRS 12 and IAS 27 (2011) are adopted at the same time. The standard has not been endorsed at the date the present financial statements were authorized for issue. The Group believes that IAS 28 will not have a material impact on the Group consolidated financial statements.

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        (a)   Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e. the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50 percent and 100 percent by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate had changed by +/- 10 percent with all other variables remaining constant, the decrease/increase in net income and equity would be equal to, net of tax effect, Euro 34.5 million as of December 31, 2011 (Euro 35.7 million as of December 31, 2010) and Euro 42.2 million as of December 31, 2011 (Euro 43.6 million as of December 31, 2010), respectively.

        Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, are not accounted for as hedging instruments.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2011 and 2010, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2 percent with a confidence level of 99 percent. The Group will periodically monitor the VAR level.

        (c)   Credit risk

        Credit risk exists related to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        c1)  Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the Retail segment is locally managed by the companies included in the Retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL");

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings;

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e. the inability to trace the debtor, seizures).

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

according to internal and external evaluations that are based on thresholds approved by the Board of Directors.

        The Group's commercial exposure is regularly monitored through automated control instruments.

        Moreover, the Group has entered into an agreement with the insurance company Euler Hermes Siac in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group is not present directly.

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25 percent of the total amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        (d)   Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2011, had unused lines of credit of approximately Euro 1,440.0 million (of which Euro 692.2 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges;

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2011 and December 31, 2010. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regards to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Cash and cash equivalents	905,100
Derivatives receivable	1,307
Accounts receivable	714,033
Other current assets	59,973

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Cash and cash equivalents	679,852
Derivatives receivable	2,183
Accounts receivable	655,892
Other current assets	63,327

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Debt owed to banks and other financial institutions	776,519	1,135,223	660,935	688,962
Derivatives payable	28,403	372
Accounts payable	608,327
Other current liabilities	523,075

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3. FINANCIAL RISKS (Continued)

Values in thousands of Euro	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2010
Debt owed to banks and other financial institutions	428,385	1,321,627	959,664	374,975
Derivatives payables	44,951	20,505
Accounts payable	537,742
Other current liabilities	440,590

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debts that is greater than 25 percent and less than 75 percent of total debt. This percentage is obtained by utilizing Interest Rate Swap agreements, where required.

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2011 and net of tax effect, of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.1 million (Euro 4.4 million as of December 31, 2010) or a maximum increase of Euro 3.1 million (Euro 4.4 million as of December 31, 2010).

        With reference to Interest Rate Swap agreements utilized to hedge against cash flow risk as of December 31, 2011, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been, respectively, greater by Euro 4.0 million (Euro 12.7 million as of December 31, 2010), net of tax effect, and lower by Euro 4.1 million (Euro 12.9 million as of December 31, 2010), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2011 (Millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(3.1)		3.1
Hedging derivatives (Cash Flow Hedges)		4.0		(4.1)

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2010 (Millions of Euro)	Net income	Reserve	Net income	Reserve

Liabilities	(4.4)		4.4
Hedging derivatives (Cash Flow Hedges)		12.7		(12.9)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

12/31/2011
Cash and cash equivalents	—	905,100	—	—	—	—	—	905,100	6
Accounts receivable	—	714,033	—	—	—	—	—	714,033	7
Other current assets	668	59,305	—	—	—	—	—	59,973	9
Other non-current assets	—	50,374	—	—	—	—	—	50,374	13
Short-term borrowings	—	—	—	—	—	193,834	—	193,834	15
Current portion of long-term debt	—	—	—	—	—	498,295	—	498,295	16
Accounts payable	—	—	—	—	—	608,327	—	608,327	17
Other current liabilities	—	—	—	—	3,890	507,017	12,168	523,075	19
Long-term debt	—	—	—	—	—	2,244,583		2,244,583	20
Other non-current liabilities	—	—	—	—	—	58,263	8,550	66,813	23

	Financial assets at fair value through profit and loss	Accounts receivable	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Other liabilities	Hedging derivatives	Total	Note(*)

12/31/2010
Cash and cash equivalents	—	679,852	—	—	—	—	—	679,852	6
Accounts receivable	—	655,892	—	—	—	—	—	655,892	7
Other current assets	1,484	61,843	—	—	—	—	—	63,327	9
Other non-current assets	—	34,104	—	—	—	—	—	34,104	13
Short-term borrowings	—	—	—	—	—	158,648	—	158,648	15
Current portion of long-term debt	—	—	—	—	—	197,566	—	197,566	16
Accounts payable	—	—	—	—	—	537,742	—	537,742	17
Other current liabilities	—	—	—	—	4,689	435,000	901	440,590	19
Long-term debt	—	—	—	—	—	2,435,071	—	2,435,071	20
Other non-current liabilities	—	—	—	—	—	61,694	52,964	114,658	23

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.
(f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (See note 20) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our Bond issue dated November 10, 2010 which requires compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from permitting any liens or security interests on any of their assets in favor of third parties and without

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

the consent of the lenders over a threshold equal to 30 percent of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30 percent of consolidated assets. Default with respect to the abovementioned clauses—and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreement of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2011, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

(g)
Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)
Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)
Utilization of valuation techniques that are primarily based on observable market prices; and

c)
Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on December 31, 2011 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        As of January 1, 2009, the Group had adopted the amendments to IFRS 7 for financial instruments which are valued at fair value. The amendments to IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

3.  FINANCIAL RISKS (Continued)

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2011
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	668		668
Interest Rate Derivatives	Other non current liabilities	8,550		8,550
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	16,058		16,058

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2010
Description			Level 1	Level 2	Level 3
Foreign Exchange Contracts	Other current assets	1,484		1,484
Interest Rate Derivatives	Other non current liabilities	52,964		52,964
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	5,590		5,590

        As of December 31, 2011and 2010, the Group did not have any Level 3 fair value measurements.

        The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

        The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

4.  BUSINESS COMBINATIONS

        On June 16, 2009, the Company closed an agreement with Multiopticas Internacional S.L. (MOI), a company operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in MOI. The total consideration paid for the acquisition of these stakes in MOI was Euro 41.4 million. Under the terms of the governing agreement, the Company had a call option for the remaining 60 percent of MOI, starting from the second half of 2012.

        On May 23, 2011 the Company entered into an agreement pursuant to which it exercised in advance (in 2011), its call option on the remaining 60 percent of MOI share capital. Following the exercise of the call option the Company has increased its shareholding in Multiopticas Internacional to 100 percent.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

4.  BUSINESS COMBINATIONS (Continued)

        The total consideration for the acquisition of the additional 60 percent participation in MOI totals Euro 95.4 million and was determined on the basis of MOI's sales and EBITDA values at the acquisition date. The acquisition furthers the Company's strategy of continued expansion of its retail business in Latin America.

        The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was completed at the date these Consolidated Financial Statements were authorized for issue. The goodwill of Euro 123.5 million is not expected to be deductible for income tax purposes.

        The acquisition qualifies as a business combination achieved in stages under IFRS 3.

        The Group recognized a non-recurring gain of Euro 19.0 million as a result of measuring at fair value its 40 percent equity interest in MOI held before the business combination. The gain is included within General & Administrative expenses in the Consolidated Statement of Income for the period ended December 31, 2011. As there is no active market, the Group considered the consideration paid as a reasonable approximation of the equity value of MOI. The Group also took into consideration the similar transactions carried out in the past and the methodology used to determine equity values.

        The above mentioned goodwill is mainly related to the expected growth of MOI in light of the Company's strategy to expand its retail business in Latin America.

        The following table summarizes the consideration paid, the fair value of assets acquired and liabilities assumed at the acquisition date:

Cash	95,401
Fair value of the investment in MOI held before the business combination	63,613

Total consideration	159,014

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

4.  BUSINESS COMBINATIONS (Continued)

Recognized amount of identifiable assets and liabilities assumed

Cash and cash equivalents	5,608
Accounts receivable—net	4,976
Inventories—net	13,497
Other current receivables	1,693
Fixed assets	17,436
Trademarks and other intangible assets	23,136
Deferred tax assets	3,571
Other long term receivables	1,917
Accounts payable	(7,778)
Other current liabilities	(4,879)
Current portion of long term debt and short-term borrowings	(11,575)
Income tax payable	(357)
Deferred tax liabilities	(6,129)
Long-term debt	(5,339)
Other long-term liabilities	(224)

Total net identifiable assets	35,555

Non-controlling interests	—
Goodwill	123,459

Total	159,014

        The revenue included in the consolidated statement of income since July 13, 2011 that was contributed by MOI equals Euro 49.1 million. MOI also had an insignificant loss during the same period.

        Had MOI been consolidated from January 1, 2011, the consolidated statement of income would show net sales increased by Euro 41.9 million and net income decreased by Euro 0.3 million.

        The acquisition related costs incurred to effect the business combination totaled Euro 165 thousand.

        The consideration paid net of the cash acquired (Euro 5.6 million) totalled Euro 89.8 million.

5.  SEGMENT INFORMATION

        In accordance with IFRS 8, Operating segments, the Group operates in two industry segments: (1) manufacturing and wholesale distribution, and (2) retail distribution.

        The following tables summarize the segment and geographic information deemed essential by the Group's management for the purpose of evaluating the Group's performance and for making decisions about future allocations of resources.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

5.  SEGMENT INFORMATION (Continued)

        In accordance with an amendment to IFRS 8, issued on April 16, 2009, starting from January 1, 2010, the total amounts of assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

	Manufacturing and wholesale distribution		Inter-segment transactions and corporate adjustments(c)
		Retail distribution
(thousands of Euro)				Consolidated

2011
Net sales(a)	2,456,341	3,766,142	—	6,222,483
Income from operations(b)	529,073	436,869	(158,802)	807,140
Capital expenditures	153,229	205,094	—	358,323	(1)
Depreciation and amortization	85,765	148,292	89,831	323,888
2010
Net sales(a)	2,236,403	3,561,632	—	5,798,035
Income from operations(b)	461,854	424,384	(174,080)	712,158
Capital expenditures	98,724	131,633	—	230,357
Depreciation and amortization	79,028	139,216	103,818	322,062

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

Information by geographical area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the

(1)
Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25 million (for further details please see note 28) and (ii) capital leases of the retail division of Euro 25.6 million. Capital expenditures excluding the above mentioned additions were 307.5 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

5.  SEGMENT INFORMATION (Continued)

customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31, (thousands of Euro)	Europe(1)	North America	Asia- Pacific	Other	Consolidated

2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets, net	340,648	594,722	200,134	33,562	1,169,066
2010
Net sales	1,163,527	3,481,924	745,137	407,447	5,798,035
Long-lived assets, net	323,586	595,044	169,168	8,406	1,096,204

(1)
Long-lived assets, net located in Italy represented 27 percent of the Group's total fixed assets in 2011 and 2010.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6.  CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
(thousands of Euro)	2011	2010

Cash at bank and post office	891,406	667,790
Checks	9,401	6,916
Cash and cash equivalents on hand	4,293	5,146

Total	905,100	679,852

7.  ACCOUNTS RECEIVABLE—NET

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31
	2011	2010

Accounts receivable	749,992	689,260
Allowance for doubtful accounts	(35,959)	(33,368)

Total accounts receivable—net	714,033	655,892

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

7.  ACCOUNTS RECEIVABLE—NET (Continued)

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2011	2010

Balance as of January 1	33,368	30,937
Increases	5,612	3,701
Decreases	(2,625)	(3,730)
Translation difference and other	(396)	2,460

Balance as of December 31	35,959	33,368

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2011, the gross amount of accounts receivable was equal to Euro 749,992 thousand (Euro 689,260 thousand as of December 31, 2010), including an amount of Euro 23,028 thousand covered by insurance and other guarantees (3.1 percent of gross receivables). The bad debt fund as of December 31, 2011 amounted to Euro 35,959 thousand (Euro 33,368 thousand as of December 31, 2010).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in note 3—Financial Risks.

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

7.  ACCOUNTS RECEIVABLE—NET (Continued)

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2011 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	570,415	(4,065)	566,350	43.141	27,389	15,752
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	25,640	(2,138)	23,502	3,555	1,534	2,021
Receivables of the Wholesale segment classified as RISK	24,452	(22,602)	1,851	1,688	45	1,643
Receivables of the Retail segment	129,485	(7,154)	122,331	24,172	21,447	2,725

Totals	749,992	(35,959)	714,033	72,556	50,415	22,141

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

7.  ACCOUNTS RECEIVABLE—NET (Continued)

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2010 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	543,690	(5,753)	537,937	46,295	30,628	15,668
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	26,734	(1,822)	24,912	6,385	1,304	5,082
Receivables of the Wholesale segment classified as RISK	24,485	(19,773)	4,712	3,179	98	3,081
Receivables of the Retail segment	94,351	(6,020)	88,331	10,405	6,441	3,964

Totals	689,260	(33,368)	655,892	66,265	38,470	27,794

        As of December 31, 2011, the amount of overdue receivables which were not included in the bad debt fund was equal to 9.7 percent of gross receivables (9.6 percent as of December 31, 2010) and 10.2 percent of receivables net of the bad debt fund (10.1 percent as of December 31, 2010). The Group does not expect any additional losses over amounts already provided for.

8.  INVENTORY—NET

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2011	2010

Raw materials	128,909	115,277
Work in process	49,018	52,507
Finished goods	562,141	518,804
Less: inventory obsolescence reserves	(90,562)	(96,552)

Total	649,506	590,036

        The increase of total inventory in 2011 as compared to 2010 is due to incremental production in the Group's manufacturing facilities as well as to fluctuations in currency exchange rates.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

9.  OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(thousands of Euro)	2011	2010

Sales taxes receivable	18,785	32,524
Short-term borrowings	1,186	860
Accrued income	1,573	1,501
Receivables for royalties	2,291	2,078
Other financial assets	36,138	26,364
Total financial assets	59,973	63,327
Income tax receivable	59,795	70,720
Advances to suppliers	12,110	9,487
Prepaid expenses	69,226	66,399
Other assets	29,746	16,825
Total other assets	170,877	163,431

Total other assets	230,850	226,759

        Other financial assets are composed of receivables from foreign currency derivatives amounting to Euro 0.7 million as of December 31, 2011 (Euro 1.5 million as of December 31, 2010), as well as other financial assets of the North America retail division totaling Euro 13.2 million as of December 31, 2011 (Euro 8.7 million as of December 31, 2010).

        The decrease in sales taxes receivable is mainly due to certain actions put in place during 2011 by the Italian companies which significantly reduced the outstanding receivable.

        The reduction of the income tax receivable is mainly due to certain US based subsidiaries which in 2011 utilized some of the receivables created in 2010.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 29.7 million as of December 31, 2011 (Euro 16.8 million as of December 31, 2010).

        Prepaid expense mainly relates to the timing of payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment are reported below (amounts in thousands of Euro):

	Land and buildings, including leasehold improvements
		Machinery and equipment
				Other equipment
			Aircraft		Total

As of January 1, 2010	471,519	365,794	32,357	280,302	1,149,972
Increases	26,262	93,904	—	110,192	230,358
Decreases	(1,031)	(2,013)	—	(5,877)	(8,921)
Translation difference and other	25,547	36,552	(148)	10,639	72,590
Depreciation expense	(54,972)	(127,014)	(1,582)	(31,302)	(214,870)

Balance as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130

Of which:
Historical cost	820,833	1,017,958	37,853	673,051	2,549,696
Accumulated depreciation	(353,508)	(650,735)	(7,226)	(309,097)	(1,320,566)

Total reported as of December 31, 2010	467,325	367,223	30,627	363,954	1,229,130

Of which:
Historical cost	820,833	741,425	37,853	673,051	2,273,163
Accumulated depreciation	(353,508)	(507,128)	(7,226)	(309,097)	(1,176,959)

Total after the software reclassification as of December 31, 2010	467,325	234,297	30,627	363,954	1,096,204

Increases	64,466	107,992	234	81,545	254,237
Decreases	(6,812)	(1,564)	—	(8,194)	(16,570)
Business combinations	6,124	3,655	—	10,282	20,061
Translation difference and other	19,158	108,816	—	(116,889)	11,085
Depreciation expense	(55,420)	(83,159)	(1,550)	(55,821)	(195,950)

Total balance as of December 31, 2011	494,841	370,037	29,311	274,877	1,169,066

Of which:
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Total	494,841	370,037	29,311	274,877	1,169,066

        The increase in Property, Plant and Equipment—net due to business combinations is mainly due to the acquisition of MOI. Please refer to note 4 "Business Combinations" for further details on the MOI acquisition.

        Of the total depreciation expense of Euro 196.0 million (Euro 214.9 million in 2010), Euro 60.6 million (Euro 60.4 million in 2010) is included in cost of sales, Euro 108.5 million (Euro 102.5 million in 2010) in selling expenses, Euro 4.4 million (Euro 5.1 million in 2010) in advertising expenses and Euro 22.5 million (Euro 47.0 million in 2010) in general and administrative expenses.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

10.  PROPERTY, PLANT AND EQUIPMENT—NET (Continued)

        Other equipment includes Euro 54.5 million for assets under construction as of December 31, 2011 (Euro 91.3 million as of December 31, 2010) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 230.4 million and Euro 228.4 million as of December 31, 2011 and December 31, 2010, respectively.

        During 2011, following the implementation of SAP, the Group performed an analysis on the classification and presentation of software within the consolidated statements of financial position and deemed it appropriate to change the presentation of software, which was included in property, plant and equipment—net up to December 31, 2010. The 2010 information has been reclassified to conform to the current presentation. The software balance as of December 31, 2010 totaled Euro 132.9 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

11.  GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in goodwill and intangible assets as of December 31, 2010 and 2011 were as follows (amounts in thousands of Euro):

		Trade names and trademarks		Customer relations, contracts and lists
			Distribution network		Franchise agreements
	Goodwill					Other	Total

As of January 1, 2009
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amortization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Total	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases	—	308	—	—	—	957	1,265
Decreases	—	—	—	—	—	—	—
Acquisitions	21,465	—	2,494	—	—	—	23,959
Translation difference and other	200,528	66,064	4,375	12,574	1,117	3,999	288,657
Amortization expense	(20,432)	(61,881)	(3,854)	(15,296)	(1,082)	(4,646)	(107,192)

Balance as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	45,094	4,754,800
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(19,270)	(709,396)

Total as reported as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	25,824	4,045,404

Historical cost	2,953,383	1,423,092	86,389	225,364	21,479	321,627	5,031,334
Accumulated amortization	(62,986)	(545,896)	(23,098)	(51,967)	(6,180)	(162,877)	(853,004)

Total after the software reclassification as of December 31, 2010	2,890,397	877,196	63,290	173,397	15,299	158,750	4,178,330

Increases	—		—	—	—	107,646	107,646
Decreases	—	—	—	—	—	(710)	(710)
Acquisitions	128,808	26,014	—	—	—	9,451	164,273
Translation difference and other	71,358	86,506	(63,232)	1,903	422	22,927	119,885
Impairment and Amortization expense	—	(74,666)	(41)	(14,093)	(1,031)	(38,108)	(127,939)

Balance as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Historical cost	3,137,506	1,576,008	287	229,733	22,181	464,712	5,430,427
Accumulated amortization	(46,943)	(660,958)	(270)	(68,526)	(7,491)	(204,756)	(988,943)

Total	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

        The increase in goodwill and intangible assets—net due to business combinations is mainly due to the acquisition of MOI. Please refer to note 4 "Business Combinations" for further details on the MOI acquisition.

        Amortization expense of Euro 127.9 million (Euro 107.2 million in 2010) is included in general and administrative expenses for Euro 124.7 million (Euro 106.2 million in 2010) and in cost of sales for Euro 3.2 million (Euro 1.0 million in 2010). Amortization expense for goodwill relates to impairment loss recorded in the Retail distribution segment in 2010 for Euro 20.4 million. Please note that following the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

11.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

reorganization of the Retail business in Australia, approved by the Board of Directors on January 24, 2012, the Group recorded an impairment loss of AUD 12 million related to the Budget eyewear trademark in "general and administrative" within the consolidated statement of income as of December 31, 2011. The Group has decided to progressively stop operating under this trademark. For further details on the reorganization please refer to Section 12 "Subsequent Events" of the accompanying Management Report.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets—, the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

        The value of goodwill allocated to each cash-generating unit is reported in the following table (amounts in thousands of Euro):

	2011	2010

Wholesale	1,134,742	1,116,119
North America retail	1,409,353	1,372,638
Asia-Pacific retail	381,387	358,317
Retail—other	165,081	43,323

Total	3.090,563	2,890,397

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the total Group goodwill.

        The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both cash generating units:

  •
  Growth rate: 2.0 percent

  •
  Discount rate: 8.1 percent

        This growth rate is in line with the expected growth rate related to the last year included in the plan prepared by management of the manufacturing sector of the countries in which the Group operates. The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, therefore, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies were taken into account.

        The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the three-year plan for the 2012-2014 period, prepared by management on the

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

11.  GOODWILL AND INTANGIBLE ASSETS—NET (Continued)

basis of the results attained in previous years as well as management expectations—split by geographical area—on future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the cash flow forecasting period, a terminal value was estimated in order to reflect the value of the cash-generating unit after the period of the plan. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which could highlight potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over its carrying amount was equal to 164 percent and 218 percent of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. It should be noted that (i) the discount rate which makes the recoverable amount of the cash generating units equal to their carrying amount is approximately 17 percent for Wholesale and 20 percent for Retail North America, and (ii) the growth rate which makes the recoverable amount of the cash-generating units equal to their carrying amounts would be negative.

        In addition, any reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e. growth rate changes of +/-1 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 8.8 million (Euro 54.1 million as of December 31, 2010). As described in Note 4 "Business Combinations", the decrease in 2011 as compared to 2010 is mainly related to the acquisition of the remaining 60 percent interest in MOI. As a result of the acquisition MOI became a fully controlled subsidiary of the Company and, therefore, has been consolidated line by line starting from the acquisition date. In 2010 MOI was an associate and, therefore, consolidated using the equity method.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Other financial assets	50,374	34,014
Other assets	97,251	114,111

Total other non-current assets	147,625	148,125

        Other financial assets primarily include security deposits totaling Euro 32.9 million (Euro 24.8 million as of December 31, 2010).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

13.  OTHER NON-CURRENT ASSETS (Continued)

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 88.3 million (Euro 106.1 million as of December 31, 2010).

14.  DEFERRED TAX ASSETS

        Deferred tax assets were Euro 377.7 million and Euro 364.3 million as of December 31, 2011 and December 31, 2010, respectively. Deferred tax assets primarily refer to temporary differences between the tax base and the book value of inventories, intangible assets, pension funds and net loss carry forwards.

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Inventories	78,264	72,448
Insurance and other reserves	10,923	11,666
Net operating loss carry forwards	16,191	26,546
Rights of return	11,194	9,148
Deferred tax on derivatives	7,484	18,711
Employee related reserves (Including pension liability)	90,473	73,837
Occupancy reserves	18,275	17,875
Trade names	84,278	72,831
Fixed assets	10,369	9,201
Other	50,288	52,038

Total deferred tax assets	377,739	364,300

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

CURRENT LIABILITIES

15. SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2011 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        The book value of bank overdrafts is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in note 20 "Long-term debt".

17. ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is fully payable within 12 months, is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Accounts payable	452,546	399,353
Invoices to be received	155,781	138,389

Total	608,327	537,742

        The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Current year income taxes payable fund	59,310	77,425
Income taxes advance payment	(19,451)	(17,358)

Total	39,859	60,067

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

19. OTHER LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Premiums and discounts to suppliers	47,519	27,507
Sales commissions	904	1,135
Leasing rental	23,181	22,370
Insurance	9,893	9,255
Sales taxes payable	31,740	35,994
Salaries payable	204,481	183,559
Due to social security authorities	28,678	26,156
Sales commissions payable	9,733	7,154
Royalties payable	2,218	1,602
Other financial liabilities	164,728	125,858

Total financial liabilities	523,075	440,590

Deferred income	3,626	1,356
Customers' right of return	31,094	27,744
Advances from customers	47,501	53,835
Other liabilities	27,636	25,755

Total liabilities	109,857	108,690

Total other current liabilities	632,932	549,280

        The increase in other financial liabilities is primarily due to the effect of derivative contracts on interest and exchange rates of Euro 16.1 million (Euro 5.6 million in 2010) and to other liabilities of the Group of Euro 148.7 (Euro 120.0 million in 2010).

        Other liabilities consist of the current portion of funds set aside for the provision for risks that primarily include:

  •
  provisions for long-term insurance risk of Euro 0.8 million as of December 31, 2011 (Euro 1.0 million as of December 31, 2010);

  •
  provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 5.2 million as of December 31, 2011 (Euro 6.7 million as of December 31, 2010), which are based upon advertising expenses that the Company is required to incur under license agreements; and

  •
  provisions for various legal disputes which have occurred in the ordinary course of business totaling Euro 4.9 million as of December 31, 2010 (Euro 5.2 million as of December 31, 2010).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

NON-CURRENT LIABILITIES

20. LONG-TERM DEBT

        Long-term debt consists of the following (amounts in thousands of Euro):

	As of December 31, 2011	As of December 31, 2010

Luxottica Group S.p.A. credit agreements with various financial institutions(a)	487,363	545,552
Senior unsecured guaranteed notes(b)	1,226,246	943,112
Credit agreement with various financial institutions(c)	225,955	242,236
Credit agreement with various financial institutions for Oakley acquisition(d)	772,743	897,484
Short-term capital lease obligations	3,788	1,141
Other loans with banks and other third parties, including long-term capital lease obligations, interest at various rates, payable in installments through 2014(e)	26,783	3,112
Total	2,742,878	2,632,637
Less: Current maturities	498,295	197,566
Long-Term Debt	2,244,583	2,435,071

(a)
In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility was an 18-month revolving credit facility that provided borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility could be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility was July 13, 2011. On January 20, 2011, the Company terminated this credit line.

  On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility requires repayments of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.925 percent as of December 31, 2011). As of December 31, 2011, Euro 190.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

  In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately Euro (1.2) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately Euro (0.5) million, net of taxes.

  On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (2.520 percent as of December 31, 2011). As of December 31, 2011, Euro 300.0 million was borrowed under this credit facility.

(b)
On July 1, 2008, US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (described in (d) below).

  On January 29, 2010, US Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011. The proceeds from the January 2010 Notes received on January 29, 2010, were used for general corporate purposes.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  On September 30, 2010, the Company closed a private placement of Euro 100 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50 million and Euro 50 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. The proceeds from the September 2010 Notes received on September 30, 2010, were used for general corporate purposes.

  On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors (Eurobond November 10, 2015) for an aggregate principal amount of Euro 500 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt. The Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011.

  On December 15, 2011, US Holdings closed a private placement of U.S. $350.0 million senior unsecured guaranteed notes (the "December 2011 Notes"), issued in one series (Series I). The Series I Notes mature on December 15, 2021. Interest on the Series I Notes accrues at 4.35 percent per annum. The December 2011 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of December 31, 2011.

(c)
On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 692 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  The interest rate on December 31, 2011 was 0.790 percent for Tranche B while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. Under this credit facility, Euro 226.6 million was borrowed as of December 31, 2011.

  During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US $(1.4) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized as earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately U.S. $ (1.5) million, net of taxes.

(d)
On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50 million on a quarterly basis starting from October 2009, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.644 percent for Facility D and 0.794 percent for Facility E on December 31, 2010). In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of December 31, 2011. U.S. $1.0 billion was borrowed under this credit facility as of December 31, 2011.

  During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective. As a consequence, approximately US $(9.8) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately U.S. $(9.3) million, net of taxes.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

  During the fourth quarter of 2008 and the first quarter of 2009, US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50 million every three months beginning on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.672 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

  As a consequence, approximately US $(4.8) million, net of taxes, is included in other comprehensive income as of December 31, 2011. Based on current interest rates and market conditions, the estimated aggregate amount to be recognized in earnings from other comprehensive income for these cash flow hedges in fiscal 2012 is approximately U.S. $(4.7) million, net of taxes.

  The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the facility agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500 million to U.S. $150 million, effective on July 1, 2008, and provided for a final maturity date that was 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the facility agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009, and provide for a final maturity date of November 30, 2011. The new terms also provided for the repayment of U.S. $25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrued at LIBOR (as defined in the facility agreement) plus 1.90 percent. US Holdings prepaid U.S. $25 million on September 8, 2010 and the remaining U.S. $50 million on October 12, 2010 and at such time the credit facility was terminated.

  The fair value of long-term payables as of December 31, 2011 was equal to Euro 2,804.7 million. The fair value of the debts was equal to the present value of future cash flows, calculated by utilizing the market rate that is currently available for similar debt and modified in order to take into account the credit rating of the Company.

  As of December 31, 2011, the Group had unused committed (revolving) credit lines of Euro 692.2 million.

(e)
Other loans consist of several small credit agreements which are not material.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

20. LONG-TERM DEBT (Continued)

        Long-term debt, including capital lease obligations, as of December 31, 2011 matures as follows:

Years ended December 31, (amounts in thousands of Euro)

2012	498,295
2013	737,153
2014	300,000
2015	598,153
2016 and subsequent years	604,676
Effect deriving from the adoption of the amortized cost method
4,601

Total	2,742,878

        The net financial position is defined below:

		December 31
(amounts in thousands of Euro)		2011	2010

A	Cash and cash equivalents	905,100	679,852
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	905,100	679,852
E	Current Investments	—	—
F	Short-term borrowings	193,834	158,648
G	Current portion of long-term debt	498,295	197,566
H	Other liabilities	—	—
I	Current Financial Liabilities (F) + (G) + (H)	692,129	356,214
J	Net Current Financial Liabilities (I) – (E) – (D)	(212,971)	(323,638)
K	Long-term debt	1,018,337	1,491,959
L	Notes payable	1,226,246	943,112
M	Other non-current liabilities	—	—
N	Total Non-current Financial Liabilities (K) + (L) + (M)	2,244,583	2,435,071
O	Net Financial Position (J) + (N)	2,031,612	2,111,433

        Our net financial position with respect to related parties is not material.

21.  LIABILITY FOR TERMINATION INDEMNITIES

        Liabilities for termination indemnity were equal to Euro 45.3 million (Euro 45.4 million as of December 31, 2010).

        This item primarily includes the liabilities related to the post-employment benefits of the Italian companies' employees (hereinafter "TFR"), accounted for in accordance with Article 2120 of the Italian Civil Code.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

21.  LIABILITY FOR TERMINATION INDEMNITIES (Continued)

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2011 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        The liabilities as of December 31, 2011 amounted to Euro 36.3 million (Euro 37.8 million as of December 31, 2009).

        Contribution expense was Euro 17.1 million and Euro 16.2 million for the years 2011 and 2010, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2011	2010

ECONOMIC ASSUMPTIONS
Discount rate	4.60%	4.60%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2011	2010

Liabilities at the beginning of the period	37,838	37,829
Expenses for interests	1,685	1,929
Actuarial loss (income)	(840)	1,575
Benefits paid	(2,426)	(3,495)

Liabilities at the end of the period	36,257	37,838

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

22. DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 456.4 million and Euro 429.8 million, respectively, as of December 31, 2011 and December 31, 2010.

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Dividends	5,689	5,689
Trade name	233,729	236,346
Fixed assets	66,120	33,192
Other intangibles	140,682	135,105
Other	10,155	19,516

Total	456,375	429,848

        Deferred tax liabilities primarily refer to temporary differences between the tax base and the book value of intangible and fixed assets.

        The change in 2011 as compared to 2010 is mainly driven by the US subsidiaries of the Group and is related to the fixed assets which increase as a result of the possibility granted by the US tax law which allows for acceleration of tax amortization of fixed assets purchased during the period.

        Consistent with the change in the software presentation within the consolidated statements of financial position discussed in note 10 "Property, Plant and Equipment—net" in the table above, the 2010 comparative information on software related deferred tax liabilities, amounting to Euro 43.7 million, have been reclassified from the "fixed assets" line item to the "other intangibles" line item to conform to the current year presentation.

23. OTHER NON-CURRENT LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2011	2010

Provision for risk	80,400	82,855
Other liabilities	152,388	113,077
Other financial liabilities	66,757	114,658

Total other non-current liabilities	299,545	310,590

        The provision for risks primarily includes:

        1.     accruals for "self-insurance" covering specific risks, amounting to Euro 23.8 million (Euro 26.9 million as of December 31, 2010);

        2.     accruals for various legal disputes arising from normal business activities, totaling Euro 8.6 million (Euro 6.0 million as of December 31, 2010);

        3.     accruals for tax liabilities of Euro 36.4 million (Euro 37.5 million as of December 31, 2010).

        Other liabilities primarily include the liabilities for U.S. pension funds.

        The reduction of other financial liabilities as of December 31, 2011 as compared to December 31, 2010 was mainly due to the liabilities for derivative contracts totaling Euro 8.6 million (Euro 53.0 million

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

as of December 2010) which decreased due to the increase in interest rates as well as to some loan contracts approaching their respective maturity dates.

        Information regarding post-employment employee benefits is provided below.

Pension funds

        Qualified Pension Plans—US Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of US Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

        Nonqualified Pension Plans and Agreements—US Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        US Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

        The following tables provide key information pertaining to the Lux Plan and SERPs (amounts in thousands of Euro).

	Obligations and Funded Status
	Pension Plan		SERPs
	2011	2010	2011	2010

Change in benefit obligations:
Benefit obligation—beginning of period	409,316	334,015	11,339	11,299
Service cost	19,171	18,640	491	367
Interest cost	21,323	21,700	625	627
Actuarial (gain)/loss	29,051	26,417	896	455
Settlement loss	—	—	—	81
Benefits paid	(12,719)	(14,152)	(969)	(23)
Settlements	—	—	—	(2,293)
Plan amendment	(85)	—	(453)	—
Translation difference	17,681	22,696	415	827

Benefit obligation—end of period	483,738	409,316	12,344	11,340

	Pension Plan		SERPs
	2011	2010	2011	2010

Change in plan assets:
Fair value of plan assets—beginning of period	314,502	238,168	—	—
Expected return on plan assets	24,992	21,185	—	—
Actuarial gain/(loss) on plan assets	(28,762)	14,462	—	—
Employer contribution	45,100	39,164	—	—
Direct benefit payments made by the company	—	—	969	2,316
Benefits paid	(12,719)	(14,152)	(969)	(23)
Settlements	—	—	—	(2,293)
Translation difference	12,450	15,675	—	—

Fair value of plan assets—end of period	355,563	314,502	—	—

Funded status—end of period	128,175	94,814	12,344	11,340

        During 2010, the Lux SERP plan settled a portion of its benefit obligations through lump sum cash payments to certain plan participants. As a result of this action, the projected benefit obligation was re-measured as of July 1, 2010. US Holdings recognized an actuarial loss of Euro 81 thousand in earnings at the time of re-measurement.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

        Amounts to be recognized in the statement of financial position and statement of income along with actual return on assets were as follows (amounts in thousands of Euro):

	Pension Plan		SERPs
	2011	2010	2011	2010

Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	483,738	409,316	12,344	11,340
Fair value of plan assets	355,563	314,502	—	—

Liability recognized in statement of financial position	128,175	94,814	12,344	11,340

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(80,141)	(63,659)	(3,268)	(2,627)
Asset gain/(loss)	(28,762)	14,462	—	—
Liability experience gain/(loss)	(1,287)	1,744	(608)	421
Liability assumption change gain/(loss)	(27,763)	(28,161)	(289)	(875)
Translation difference	(7,001)	(4,527)	(175)	(187)
Accumulated other comprehensive income, end of year	(144,953)	(80,141)	(4,340)	(3,268)

Service cost	19,171	18,640	491	367
Interest cost	21,323	21,700	625	627
Benefit vested	(85)	—	(453)	—
Expected return on plan assets	(24,992)	(21,185)	—	—
Settlement loss	—	—	—	81

Expense recognized in profit or loss	15,416	19,155	663	1,075

Actual return on Assets:
Expected return on assets	24,992	21,185	—	—
Actuarial gain/(loss) on plan assets	(28,762)	14,462	—	—
Actual return on assets	(3,770)	35,647	—	—

        The following tables show the main assumptions used to determine the period benefit cost and the benefit obligation.

	LUX PLAN		SERPs
	2011	2010	2011	2010

Weighted-average assumptions used to determine benefit obligations:
Discount Rate	5.10%	5.50%	5.10%	5.50%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Expected long-term return on plan assets	8.00%	8.00%	N/A	N/A

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

	Pension Plan
	2011	2010

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	5.10%	5.50%
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%
Mortality table	RP-2000	RP-2000

	SERPs
	2011	2010

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	5.10	NA
For the period prior to re-measurement	NA	6.15%
For the period after re-measurement	NA	5.50%
Expected long-term return on plan assets	NA	NA
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%
Mortality table	RP-2000	RP-2000

        Defined benefit plan data for the current and previous four annual periods are as follows:

(Amounts in thousands of Euro)	2011	2010	2009	2008	2007

Pension Plans:
Defined benefit obligation	483,738	409,316	334,015	313,520	272,611
Fair value of plan assets	355,563	314,501	238,168	184,379	224,533
Plan surplus/(deficit)	128,175	94,815	95,847	129,141	48,078
Plan liabilities experience gain/(loss)	(1,287)	1,744	(1,761)	(4,379)	(5,212)
Plan assets experience gain/(loss)	(28,762)	14,462	23,790	(73,341)	(2,619)
SERPs:
Defined benefit obligation	12,344	11,340	11,299	12,015	10,361
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(12,344)	(11,340)	(11,299)	(12,015)	(10,361)
Plan liabilities experience gain/(loss)	(608)	421	1,228	(927)	2,039
Plan assets experience gain/(loss)	—	—	—	—	—

        The Group's discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least U.S. $250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

        The Group uses an assumption for salary increases based on a graduated approach of historical experience. The Group's experience shows salary increases that typically vary by age.

        In developing the long-term rate of return assumption, the Group considers its asset allocation. The Group analyzed historical rates of return being earned for each asset category over various periods of time. Additionally, the Group considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions.

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40 percent Large Cap U.S. Equity, 10 percent Small Cap U.S. Equity, 15 percent International Equity, and 35 percent Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	0%	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 ("ERISA") Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2011, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

        Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan's trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

Depositary Receipts ("ADR") or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

        Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.

        Contributions—US Holdings expects to contribute Euro 48,551 thousand to its pension plan and Euro 565 thousand to the SERP in 2012.

        Other Benefits—US Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2011 and 2010 was Euro 1,271 thousand and Euro 1,880 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

        US Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   US Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2011 and 2010, the accrued liability related to these benefits was Euro 657 thousand and Euro 582 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

        (b)   US Holdings established and maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability of Euro 777 thousand and Euro 848 thousand at December 31, 2011 and 2010, respectively, is included in other long-term liabilities in the consolidated statement of financial position.

        US Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2011 and 2010 was Euro 4,816 thousand and 0, respectively and was recorded in general and administrative expenses in the consolidated statement of income. US Holdings, also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2011 and 2010 was Euro 1,740 thousand and Euro 1,502 thousand, respectively.

        The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation. The Group's accrued liability related to this obligation as of December 31, 2011 and 2010 was Euro 5,149 thousand and Euro 3,642 thousand, respectively, and is included in other long-term liabilities in the consolidated statement of financial position.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

23. OTHER NON-CURRENT LIABILITIES (Continued)

        Health Benefit Plans—US Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, US Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability of Euro 3,662 thousand and Euro 3,277 thousand at December 31, 2011 and 2010, respectively, is included in other non-current liabilities on the consolidated statement of financial position.

        The cost of this plan in 2011 and 2010 as well as the 2012 expected contributions are immaterial.

        For 2012, a 9.5 percent (9.5 percent for 2011) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5 percent for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0 percent increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.1 percent at December 31, 2011 and 5.5 percent at December 31, 2010.

        The weighted-average discount rate used in determining the net periodic benefit cost for 2011 and 2010 was 5.5 percent and 6.15 percent, respectively.

24.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A., as of December 31, 2011, amounts to Euro 28,041,100.62 and is comprised of 467,351,677 ordinary shares with a par value of Euro 0.06 each.

        As of January 1, 2010, the share capital amounted to Euro 27,964,632.60 and was comprised of 466,077,210 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 1,274,467 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital grew by Euro 76,468.02 during 2011.

        The total options exercised in 2011 were 1,274,467, of which 101,900 refer to the 2002 Plan, 350,100 refer to the 2003 Plan, 284,223 refer to the 2004 Plan, 40,000 refer to the Extraordinary 2004 Plan, 220,244 refer to the 2005 Plan and 278,000 refer to the 2008 Plan.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

24.  LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve is equal to Euro 117.4 million (Euro 112.5 million as of December 31, 2010). The increase is due to the share buyback programs approved at the stockholders' meeting on October 29, 2009 ("2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Share Plan.

        Under the 2009 Program, the Company purchased in 2010 on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 3,355,726 shares at an average price of Euro 19.85 for an aggregate amount of Euro 66,625,044.

        In parallel with the purchases of shares by the Company Arnette Optic Illusions, Inc. ("Arnette"), a U.S. subsidiary, sold on the MTA 3,669,962 Luxottica Group ordinary shares at an average price of Euro 20.12 for an aggregate amount of Euro 73,823,196.

        Under the same 2009 Program, the Company purchased in 2011 on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 466,204 shares at an average price of Euro 22.45 for an aggregate amount of Euro 10,467,358.89.

        As part of the celebrations marking Luxottica's 50th anniversary, on August 31, 2011, the Board of Directors of Luxottica approved the gifting of free treasury shares to certain employees of the Group. The transaction which was finalized on October 10, 2011 involved over 7 thousand employees and an aggregate amount of 313,575 Luxottica treasury shares. As a result of the grant, the Group has reduced the treasury share reserve by Euro 5,583,677 million. Under accounting principles the gifting was accounted for as a share-based payment under IFRS 2 based on which the Group has recorded a total expense of Euro 6.3 million.

25.  NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounts to Euro 12,192 thousand and Euro 13,029 thousand as of December 31, 2011 and December 31, 2010, respectively. The decrease is primarily due to the payment of dividends of Euro 4,092 thousand, the acquisition of the remaining 50 percent interest in the subsidiary Luxottica South East Asia for Euro 2,911 thousand, partially offset by results for the period equal to Euro 5,957 thousand.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

26.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2011	2010

Interest expense on bank overdrafts	(2,024)	(1,776)
Interest expense on loans	(110,343)	(99,028)
Interest expense on derivatives	(6,541)	(3,950)
Other interest expense	(2,159)	(2,233)

Total interest expense	(121,067)	(106,987)

INTEREST INCOME	2011	2010

Interest income on bank accounts	8,496	4,231
Interest income on securities	—	829
Interest on derivatives	1,481	1,536
Interest income on loans	2,495	1,898

Total interest income	12,472	8,494

Other—net from derivative financial instruments and translation differences	752	(3,287)
Other—net	(4,025)	(4,843)

Total other—net	(3,273)	(8,130)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2011	2010

Current taxes	(273,633)	(217,772)
Deferred taxes	661	(447)

Total income tax provision	(236,972)	(218,219)

        The reconciliation between the Italian Statutory tax rate and the effective rate is shown below:

	As of December 31,
	2011	2010

Italian Statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	2.4%	1.4%
Non deductible impairment loss	—	1.1%
Aggregate other effects	0.3%	2.1%

Effective rate	34.1%	36.0%

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

26.  INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME (Continued)

        The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company that are intended to be permanently invested. It is not practicable to determine the amount of income tax liability that would result had such earnings actually been distributed. In connection with the 2011 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends of earnings.

        For further information on the changes occurred in 2011 as compared to 2010 please refer to note 3 of the management report on the consolidated financial statements as of December 31, 2011 "Financial Results".

27.  COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 3 to 10 years—the Group is required to pay a royalty generally ranging from 5 percent to 14 percent of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5 percent and 10 percent of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

        Minimum payments required in each of the years subsequent to December 31, 2011 are detailed as follows (Amounts in thousands of Euro):

Years ending December 31:

2012	65,003
2013	69,882
2014	53,108
2015	49,096
2016	23,723
Subsequent years	98,730

Total	359,542

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2012 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2011	2010

Minimum lease payments	328.261	254,958
Additional lease payments	90.876	66,898
Sublease payments	(23.005)	(26,611)

Total	396,132	295,245

        Future rental commitments are as follows:

Years ending December 31: (Amounts in thousands of Euro)

2012	280,363
2013	241,465
2014	207,930
2015	170,118
2016	131,219
Subsequent years	224,809

Total	1,255,904

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2011 are as follows:

Years ending December 31: (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2012	2,481	4,800	5,721
2013	1,224	4,929	2,597
2014	188	4,720	865
2015	143	4,699	91
Subsequent years	287	27,768	—

Total	4,323	46,916	9,274

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2011, the Group's maximum liability amounted to Euro 3.3 million (Euro 4.0 million at December 31, 2010).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.4 million (U.S. $1.8 million) at December 31, 2011 (Euro 1.5 million at December 31, 2010). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2011 and 2010.

Credit lines

        As of December 31, 2011 and 2010, the Company had unused short-term lines of credit of approximately Euro 747.9 million and Euro 559.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 431.8 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2011, these credit lines were utilized for Euro 0.5 million.

        US Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 119.8 million (U.S. $155.0 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2011, there were no amounts borrowed against these lines, however, there was Euro 63.4 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding standby letters of credit

        A US subsidiary has obtained various standby letters of credit from banks for an aggregate amount of Euro 64.4 million and Euro 34.0 million, as of December 31, 2011 and 2010, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

27.  COMMITMENTS AND RISKS (Continued)

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Company intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

28.  RELATED PARTY TRANSACTIONS

Licensing agreement

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc., which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original license expired in 2009 and was renewed for an additional five years on March 31, 2010. The Group paid royalties under the license to Brooks Brothers Group, Inc. of Euro 0.6 million in 2011 and Euro 0.8 million in 2010.

Purchase of building

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from "Partimmo S.r.l.," a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Internal Control Committee. The Company recorded this asset at cost. As of December 31, 2011, about Euro 2.9 million of improvements were made to the space, a portion of which (equal to Euro 0.4 million plus VAT) were paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation works. The amounts related to the transaction are reported in the line item "Others" in the table below.

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

28.  RELATED PARTY TRANSACTIONS (Continued)

options beginning on that date until their termination in 2014. During 2011, 720 thousand options (1,115 thousand in 2010) from this grant were exercised. As of December 31, 2011, 7,330 thousand options were outstanding.

        A summary of related party transactions as of December 31, 2011 and 2010 is provided below. In 2011, the Group completed the acquisition of Multiopticas which is no longer considered as a related party as of December 31, 2011. Please refer to note 4 "Business Combinations" for further details. The table below reports revenues and expenses related to commercial transactions occurring up to the acquisition of control by Group.

(thousands of Euro) As of December 31, 2011 Related parties	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	105	1,362	—	155
Multiopticas Group	4,708	25	—	—
Eyebiz Laboratories Pty Limited	970	44,584	4,590	17,793
Others	581	797	22,608	159

Total	6,364	46,768	28,799	20,572

(thousands of Euro) As of December 31, 2010 Related parties	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	112	731	—	59
Multiopticas Group	9,161	148	2,434	2,510
Eyebiz Laboratories Pty Limited	—	33,941	616	14,054
Others	275	801	269	—

Total	9,548	35,621	3,319	16,623

        Total remuneration due to key managers amounted to approximately Euro 48.9 million and Euro 51.0 million for the years ended December 31, 2011 and 2010, respectively.

29.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2011 and 2010, respectively amounting to Euro 452,343 thousand and Euro 402,187 thousand, to the number of outstanding shares—basic and dilutive of the Company.

        Earnings per share in 2011 were equal to Euro 0.98 compared to Euro 0.88 in 2010. Diluted earnings in 2011 were equal to Euro 0.98 compared to the Euro 0.87 in 2010, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

29.  EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2011	2010

Weighted average shares outstanding—basic	460,437,198	458,711,441
Effect of dilutive stock options	2,859,064	1,823,956
Weighted average shares outstanding—dilutive	463,296,262	460,535,397
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	11,253,701	11,497,532

30.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions that occurred in 2011 and 2010.

31.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in Other-net within the consolidated statement of income amounted to Euro 151.1 thousand (Euro 47.4 thousand in 2010).

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2011 and 2010 (Amounts in thousands of Euro):

	2011		2010
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	(20,717)	—	(53,865)
Forward contracts—cash flow hedge	668	(3,890)	1,484	(4,311)

Total	668	(24,608)	1,484	58,176

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	(8,550)	—	(52,964)
Forward contracts—cash flow hedge

Total	—	(8,550)	—	(52,964)

Current portion	668	(16,058)	1,484	(5,212)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

31.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (Amounts in thousands of Euro):

Balance as of January 1, 2010	(30,505)

Fair value adjustment of derivatives designated as cash flow hedges	(45,034)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	15,126
Amounts reclassified to the consolidated statement of income	41,474
Tax effect on amounts reclassified to the consolidated statement of income	(14,789)

Balance as of December 31, 2010	(33,728)

Fair value adjustment of derivatives designated as cash flow hedges	(4,678)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	1,856
Amounts reclassified to the consolidated statement of income	37,228
Tax effect on amounts reclassified to the consolidated statement of income	(13,292)

Balance as of December 31, 2011	(12,614)

Interest rate swaps

        The notional amount of the existing interest rate swap instruments still effective as of December 31, 2011 is reported in the following table:

Notional amount	currency

1,343,150,000	USD
190,000,000	EURO

32. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable in either three equal annual installments, two equal annual installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria;

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 53,833,300 options of which, as of December 31, 2011, 16,851,677 have been exercised.

        On April 28, 2011, the Board of Directors granted 715,500 options to employees domiciled in the United States with a fair value of Euro 6.49 per option as well as 1,323,500 options to employees domiciled outside the United States with a fair value of Euro 6.61.

        On May 7, 2009, the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the Company's 2006 and 2007 ordinary plans and the Company's 2006 performance plan, which, considering market conditions and the financial crisis, had an exercise price that was undermining the performance incentives that typically form the foundation of these plans. The new options' exercise price was consistent with the market values of Luxottica shares being equal to the greater of the stock price on the grant date of the new options or the previous 30-day average. In connection with the reassignment of options related to the Company's 2006 and 2007 ordinary plans, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held for a total amount of 2,885,000 options. For the new options assigned to the U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.16 and Euro 2.20, respectively. For the new options assigned to the non-U.S. citizen beneficiaries of the 2006 and 2007 plans, the Company recognized an incremental fair value per share of Euro 2.68 and Euro 2.77, respectively.

        In connection with the reassignment of options related to the Company's 2006 performance plan, the employees who surrendered their options received the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50 percent , for a total amount of 5,700,000 options.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	2,059,000
2003 ordinary plan	2,397,300	2,061,200
2004 ordinary plan	2,035,500	1,432,800
2005 ordinary plan	1,512,000	665,744
2006 ordinary plan(*)	1,725,000	—
2007 ordinary plan(*)	1,745,000	—
2008 ordinary plan	2,020,500	278,000
2009 ordinary plan	1,050,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-US beneficiaries	2,060,000	—
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to US beneficiaries	825,000	—
2002 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	900,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	—
2010 ordinary Plan	1,924,500	—
2011 ordinary Plan	2,039,000
Total	53,833,300	16,851,677

(*)
The plan was reassigned in 2009.

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

        On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20 percent up to a maximum of 1,203,600 units if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2008 - 2010. As of December 31, 2010, the consolidated cumulative earning per share targets were not achieved and therefore the plan did not vest.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009"), which can be increased by 25 percent up to a maximum of 1,793,750 units, if certain consolidated cumulative earning per share targets are achieved during the three-year period from 2009 - 2011. As of December 31, 2011, the consolidated cumulative earning per share targets were achieved and therefore the plan vested. As of December 31, 2011, 256,250 units of the 1,793,500 granted were forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares ("PSP 2010"), which can be increased by 25 percent up to a maximum of 865,000 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2010 - 2012. Management expects that the target will be met. As of December 31, 2011, 50,000 units of the 865,000 granted were forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 29, 2011, the Board of Directors granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15 percent up to a maximum of 764,750 units, if certain consolidated cumulative earning per share targets are achieved over the three-year period from 2011 - 2013. Management expects that the target will be met. As of December 31, 2011, 11,500 units of the 764,750 granted were forfeited.

        The information requested by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2011 Ordinary Plan- for citizens resident in the U.S.A.	2011 Ordinary Plan- for citizens not resident in the U.S.A.	PSP 2011

Share price at the grant date (in Euro)	22.91	22.91	22.91
Expected option life	5.56 years	5.56 years	3 years
Volatility	33.35%	33.35%	—
Dividend yield	1.85%	1.85%	1.85%
Risk-free interest rate	2.88%	2.88%	—

        Expected volatilities are based on implied volatilities from traded share options on the Company's stock, historical volatility of the Company's share price and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

        The weighted average fair value of the stock options under plans granted in 2011 was Euro 6.57. The fair value of the 2011 PSP, was Euro 21.68.

        Movements reported in the various stock option plans in 2011 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2010	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2011

2002 Ordinary Plan	17.8	USD	101,900	—		(101,900)	—	0
2003 Ordinary Plan	10.51	Euro	496,200	—		(350,100)	—	146,100

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

	Exercise price	Currency	N° of options outstanding as of December 31, 2010	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2011

2004 Ordinary Plan	13.79	Euro	839,723	—	—	(284,223)	—	555,500
2004 Performance Plan	18.59	USD	140,000	—	—	(40,000)	—	100,000
2005 Ordinary Plan	16.89	Euro	895,500	—	(9,000)	(220,244)	—	666,256
2006 Ordinary Plan	22.19	Euro	140,000	—	(70,000)	—	—	70,000
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	85,000		(65,000)	—	—	20,000
2008 Ordinary Plan	18.08	Euro	1,730,500	—	(51,500)	(278,000)	—	1,401,000
2009 Ordinary plan for citizens not resident in the U.S.A.	13.45	Euro	352,000	—	(16,000)	—	—	336,000
2009 Ordinary plan for citizens resident in the U.S.A.	14.99	Euro	569,000	—	(46,000)	—	—	523,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	13.45	Euro	1,930,000	—	(85,000)	—	—	1,845,000
2009 Plan—reassignment of 2006/2007plans for citizens resident in the U.S.A.	15.03	Euro	725,000	—	(80,000)	—	—	645,000
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.A	13.45	Euro	4,250,000	—	—	—	—	4,250,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.A	15.11	Euro	1,450,000	—	(100,000)	—	—	1,350,000
2010 Ordinary Plan—for citizens non resident in the U.S.A.	20.72	Euro	1,195,000	—	(20,000)	—	—	1,175,000
2010 Ordinary Plan—for citizens resident in the U.S.A.	21.23	Euro	660,000	—	(43,500)	—	—	616,500
2011 Ordinary Plan—for citizens non resident in the U.S.A.	22.62	Euro		1,323,500	(14,000)	—	—	1,309,500
2011 Ordinary Plan—for citizens resident in the U.S.A.	23.18	Euro		715,500	(10,000)	—	—	705,500

Total			16,659,823	2,039,000	(610,000)	(1,274,467)	—	16,814,356

        Options exercisable on December 31, 2011 are summarized in the following table:

Number of options exercisable as of December 31, 2011

2003 Ordinary Plan	146,100
2004 Ordinary Plan	555,500
2004 Performance Plan	100,000
2005 Ordinary Plan	666,256
2006 Ordinary Plan	70,000
2007 Ordinary Plan	20,000
2008 Ordinary Plan	1,401,000

Total	2,958,856

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

32. SHARE-BASED PAYMENTS (Continued)

        The remaining contractual life of plans in effect on December 31, 2011 is highlighted in the following table:

Remaining contractual life in years

2002 Ordinary Plan	0.92
2003 Ordinary Plan	0.08
2004 Ordinary Plan	1.09
2004 Performance Plan	0.08
2005 Ordinary Plan	2.09
2006 Ordinary Plan	3.09
2006 Performance Plan B	3.57
2007 Ordinary Plan	4.18
2008 Ordinary Plan	5.21
2009 Ordinary plan for citizens not resident in the U.S.A.	6.35
2009 Ordinary plan for citizens resident in the U.S.A.	6.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.A.	5.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.A.	6.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.A	6.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.A	6.45
2010 Ordinary Plan—for citizens non resident in the U.S.A.	7.33
2010 Ordinary Plan—for citizens resident in the U.S.A.	7.33
2011 Ordinary Plan—for citizens non resident in the U.S.A.	8.33
2011 Ordinary Plan—for citizens resident in the U.S.A.	8.33

        With regards to the options exercised during the course of 2011, the weighted average share price of the shares in 2011 was equal to Euro 21.53.

        The Group has recorded an expense for the ordinary stock option plans of Euro 9.7 million and Euro 8.6 million in 2011 and 2010, respectively. For the performance plans, including the 2006 performance plans and the 2009, 2010 and 2011 PSP plans, the Group recorded an expense of Euro 28.3 million and Euro 24.3 million in 2011 and 2010 respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

        The stock plans outstanding as of December 31, 2011 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans as well as all the PSP plans are conditional upon satisfying service as well as performance conditions.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

        Trends in stock option plans during the course of 2011:

	Options	Strike Price	Market Price	Notes
Options granted as of January 1, 2011
1998 Plan	3,380,400	€7.38	€23.04	(1)
1999 Plan	3,679,200	€4.38	€23.04	(1)
2000 Plan	2,142,200	€9.52	€23.04	(1)
2001 Plan	2,079,300	USD 15.20	€23.04	(1)
2001 Performance Plan	1,170,000	USD 16.06	€23.04	(1)
2002 Plan	2,348,400	USD 17.80	€23.04	(1)
2003 Plan	2,397,300	€10.51	€23.04	(1)
2004 Plan	2,035,500	€13.79	€23.04	(1)
2005 Plan	1,512,000	€16.89	€23.04	(1)
Extraordinary Plan 2004	1,000,000	USD 18.59	€23.04	(1)
2006 Plan	1,725,000	€22.19	€23.04	(1)
2006 Performance plan A	3,500,000	€22.09	€23.04	(1)
2006 Performance plan B	9,500,000	€20.99	€23.04	(1)
2007 Plan	1,745,000	€24.03	€23.04	(1)
2008 Plan	2,020,500	€18.08	€23.04	(1)
2009 Plan non US	378,000	€13.45	€23.04	(1)
2009 Plan US	672,000	€14.99	€23.04	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan—Non US	2,060,000	€13.45	€23.04	(1)
2009 Plan: reassignment of the 2006/2007 ordinary plan—US	825,000	€15.03	€23.04	(1)
2009 Plan: reassignment of the 2006 performance plan to non-US beneficiaries	4,250,000	€13.45	€23.04	(1)
2009 Plan: reassignment of the 2006 performance plan to US beneficiaries	1,450,000	€15.11	€23.04	(1)
Plan 2010 US	703,500	€20.72	€23.04	(1)
Plan 2011 non US	1,221,000	€21.23	€23.04	(1)

Options granted and exercisable as of January 1, 2011
2002 Plan	101,900	USD 17.80	€23.04	(1)
2003 Plan	496,200	€10.51	€23.04	(1)
2004 Plan	839,723	€13.79	€23.04	(1)
2005 Plan	895,500	€16.89	€23.04	(1)
2004 Performance Plan	140,000	USD 18.59	€23.04	(1)
2006 Plan	140,000	€22.19	€23.04	(1)
2007 Plan	85,000	€22.19	€23.04	(1)

Options granted during 2011
2011 Plan non US	1,323,500	€22.62	€22.91	(2)
2011 Plan US	715,500	€23.18	€22.91	(2)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

	Options	Strike Price	Market Price	Notes
Options exercised in 2011
2002 Plan	101,900	USD 17.80	€21.68	(3)
2003 Plan	350,100	€10.51	€21.68	(3)
2004 Plan	284,223	€13.79	€21.68	(3)
2004 Performance Plan	40,000	USD 18.59	€21.68	(3)
2005 Plan	220,224	€16.89	€21.68	(3)
2008 Plan	278,000	€18.08	€21.68	(3)

Options forfeited in 2011				(3)
2005 Plan	9,000	€16.89	€21.68	(3)
2006 Plan	70,000	€22.19	€21.68	(3)
2007 Plan	65,000	€24.05	€21.68	(3)
2008 Plan	51,500	€18.08	€21.68	(3)
2009 Ordinary Plan—Non US	16,000	€13.45	€21.68	(3)
2009 Ordinary Plan—US	46,000	€14.99	€21.68	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan—Non US	85,000	€13.45	€21.68	(3)
2009 Plan: reassignment of the 2006 and 2007 ordinary plan—US	80,000	€15.03	€21.68	(3)
2009 Plan: reassignment of the 2006 and 2007 STR plan—US	100,000	€15.11	€21.68	(3)
2010 Plan Non US	20,000	€20.72	€21.68	(3)
2010 Plan US	43,500	€21.23	€21.68	(3)
2011 Plan Non US	14,000	€22.62	€21.68	(3)
2011 Plan US	10,000	€23.18	€21.68	(3)

Options granted and exercisable as of December 31, 2011
2003 Plan	146,100	€10.51	€21.61	(4)
2004 Plan	555,500	€13.79	€21.61	(4)
2004 Performance Plan	100,000	USD 18.59	€21.61	(4)
2005 Plan	666,256	€16.89	€21.61	(4)
2006 Plan	70,000	€22.19	€21.61	(4)
2007 Plan	20,000	€24.05	€21.61	(4)
2008 Plan	1,401,000	€18.08	€21.61	(4)

N.B. Prices are reported in Euro. The strike price of the 2001 Plan, as well as the 2001 Performance Plan, the 2002 Plan and the 2004 Performance Plan are reported in USD, as determined by the Board of Directors

(1)
Official price on the MTA as of January 3, 2011—23.04 Euro

(2)
Official price on the MTA as of April, 28, 2011, date of grant, equal to 22.91 Euro.

(3)
Average price on the MTA in 2011—21.68 Euro

(4)
Official price on the MTA as of December 30, 2011—21.61 Euro

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2011

33. DIVIDENDS

        During 2011, the Company distributed an aggregate dividend to its stockholders of Euro 202.5 million equal to Euro 0.44 per share. Dividend distributed to non-controlling interests totals Euro 4.1 million.

34. SUBSEQUENT EVENTS

        For further details on events occurring after December 31, 2011, refer to the Section 12 in the Management Report.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate as of December 31, 2011	Final exchange rate as of December 31, 2011	Average exchange rate as of December 31, 2010	Final exchange rate as of December 31, 2010

(per €1)
U.S. Dollar	1.3920	1.2939	1.3257	1.3362
Swiss Franc	1.2326	1.2156	1.3803	1.2504
Great Britain Pound	0.8679	0.8353	0.8578	0.8608
Brazilian Real	2.3265	2.4159	2.3314	2.2177
Japanese Yen	110.9586	100.2000	116.2386	108.6500
Canadian Dollar	1.3761	1.3215	1.3651	1.3322
Mexican Peso	17.2877	18.0512	16.7373	16.5475
Swedish Krona	9.0298	8.9120	9.5373	8.9655
Australian Dollar	1.3484	1.2723	1.4423	1.3136
Argentine Peso	5.7450	5.5677	5.2009	5.3099
South African Rand	10.0970	10.4830	9.6986	8.8625
Israeli Shekel	4.9775	4.9453	4.9457	4.7378
Hong Kong Dollar	10.8362	10.0510	10.2994	10.3856
Turkish Lira	2.3378	2.4432	1.9965	2.0694
Norwegian Krona	7.7934	7.7540	8.0043	7.8000
Malaysian Ringgit	4.2558	4.1055	4.2668	4.0950
Thai Baht	42.4288	40.9910	42.0145	40.1700
Taiwan Dollar	40.8924	39.1835	41.7269	39.0438
South Korean Won	1,541.2341	1,498.6899	1,531.8212	1,499.0600
Chinese Renminbi	8.9960	8.1588	8.9712	8.8220
Singapore Dollar	1.7489	1.6819	1.8055	1.7136
New Zealand Dollar	1.7600	1.6737	1.8377	1.7200
United Arab Emirates Dirham	5.1124	4.7524	4.8692	4.9078
Indian Rupee	64.8859	68.7130	60.5878	59.7580
Polish Zloty	4.1206	4.4580	3.9947	3.9750
Hungarian Forint	279.3726	314.5800	275.4805	277.9500
Croatian Kuna	7.4390	7.5370	7.2891	7.3830
American Dollar (GMO Ecuador)	1.3778	1.2939	—	—
Colombian Peso	2,564.6895	2,510.5701	—	—
Chilean Peso	678.6135	671.9970	—	—
Peruvian Nuevo Sol	3.7549	3.4875	—	—
Namibian Dollar	10.0970	10.4830	—	—

**********

Certification of the consolidated financial statements, pursuant to Article 154-bis of the Legislative Decree 58/98.

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group S.p.A., having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of February 24, 1998, hereby certify:

  •
  the adequacy in relation to the characteristics of the Company and

  •
  the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ending December 31, 2011.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2011 was based on a process developed by Luxottica Group S.p.A. in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring organizations of the Tradeway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the Consolidated Financial Statements:

            a)    have been drawn up in accordance with the international accounting standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, and the provisions in which implement Art. 9 of the Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    are consistent with accounting books and entries;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the consolidated financial statements includes a reliable analysis of operating trends and the result of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milan, February 28, 2012

Andrea Guerra

(Chief Executive Officer)

Enrico Cavatorta

(Manager charged with preparing the Company's financial reports)

Notes to the consolidated financial statements as of December 31, 2011

QuickLinks

  Exhibit 99.2
  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010 (*)
  CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010(*)
  Attachment 1